SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

USANA HEALTH SCIENCES, INC.

(Name of Subject Company (Issuer))

Unity Acquisition Corp.

Gull-Unity Holding Corp.

Gull Holdings, Ltd.

Myron W. Wentz

David A. Wentz

Jacquelyn R. Wentz

Bryan Wentz

Annette Wentz

Paul & Jane Meyer Family Foundation

Paul J. Meyer

Alice Jane Meyer

Centre Island Properties, Ltd.

Waco Boys Club Foundation, Inc.

L-K Marketing Group, LLC

Beagle Irrevocable Asset Trust

(Names of Filing Persons (Offeror))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

90328M107

(CUSIP Number of Class of Securities)

Dr. Myron Wentz

3838 West Parkway Boulevard

Salt Lake City, UT 84120

(801) 954-7700

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

James A. Matarese

Lisa R. Haddad

Goodwin Procter LLP

Exchange Place

53 State Street

Boston, MA 02109

(617) 570-1000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$154,899,304	$6,087.54

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 5,532,118 shares of common stock, par value $0.001 per share, of USANA Health Sciences, Inc., at a purchase price of $28.00 per share. Such number of shares consists of 5,374,230 shares of common stock issued and outstanding as of May 28, 2008, and 157,888 shares of common stock issuable under stock options or other equity awards as of May 28, 2008, with an exercise price less than $28.00.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00003930 of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,601.63

Form or Registration No.:	Schedule TO/Schedule 13E-3

Filing party:	Unity Acquisition Corp., et al.

Date filed:	June 2, 2008; June 20, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO/Schedule 13E-3 filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2008, by Unity Acquisition Corp., a Utah corporation (the “Purchaser”) and wholly-owned subsidiary of Gull-Unity Holding Corp., a Delaware corporation, and certain other participants in the tender offer, as amended by that certain Amendment No. 1 to Schedule TO/Schedule 13E-3 filed with the Commission on June 5, 2008, that certain Amendment No. 2 to Schedule TO/Schedule 13E-3 filed with the Commission on June 17, 2008, that certain Amendment No. 3 to Schedule TO/Schedule 13E-3 filed with the Commission on June 20, 2008, and that certain Amendment No. 4 to Schedule TO/Schedule 13E-3 filed with the Commission on June 23, 2008 (as so amended, the “Schedule TO”). The Schedule TO, as amended by this amendment, relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, of USANA Health Sciences, Inc., not already owned by the participants in the offer, at a price of $28.00 per share in cash, net to the sellers in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 2008, as amended or supplemented, and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B).

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO. You should read this Amendment together with the Schedule TO. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

ITEM 1.	SUMMARY TERM SHEET

The section of the Offer to Purchase entitled “SUMMARY TERM SHEET,” incorporated herein by reference, is hereby amended as follows:

The Question and Answer captioned “How much are you offering to pay for my Shares?; What is the form of payment?” is hereby deleted and replaced with the following:

“Q:	How much are you offering to pay for my Shares?; What is the form of payment?

A:	We are offering to pay $28.00 per Share in cash, without interest and less any required withholding taxes. The offer price represents a 34.4% premium to the closing price for the Shares on May 12, 2008 (the last full trading day prior to public announcement of the Offer), and a 39.1% premium to the volume weighted average price over the 30-day period ended May 12, 2008. See “Introduction,” “The Tender Offer–1. Terms of the Offer” and “The Tender Offer–3. Procedures for Accepting the Offer and Tendering Shares–Backup Withholding.”

The first sentence of the Question and Answer captioned “Do you have the financial resources to make payment for my Shares?” is hereby deleted and replaced with the following:

“We estimate that the total amount of funds required by us to complete the Offer and the Merger, refinance USANA’s existing debt, and pay related fees and expenses will be approximately $200 million.”

The first sentence of the Question and Answer captioned “When do you expect to complete the Offer and the Merger?” is hereby deleted and replaced with the following:

“We hope to complete the Offer on Tuesday, July 15, 2008, following the scheduled expiration date.”

The section of the Offer to Purchase entitled “SUMMARY TERM SHEET,” incorporated herein by reference, is hereby amended as set forth below in Item 4 of this Amendment.

ITEM 4.	TERMS OF THE TRANSACTION

The Offer to Purchase, incorporated herein by reference, is hereby amended as set forth in the other applicable Items of this Amendment.

In addition, on June 30, 2008, Gull Holdings and the Purchaser issued a press release announcing an increase in the Offer Price from $26.00 to $28.00 and the extension of the Offer and withdrawal rights to 12:00 midnight, New York City Time, on Monday, July 14, 2008. As of the previously scheduled expiration date of the Offer, 1,595,540 Shares (including 605,109 Shares subject to guaranteed delivery) had been tendered in and not withdrawn from the Offer. These tendered Shares, when taken together with the Offer Participants’ holdings, constitute approximately 76.4% of the outstanding Shares (determined on a fully diluted basis after giving effect to the conversion or exercise of all derivative securities with an exercise price less than the Offer Price). The press release is attached hereto as Exhibit (a)(5)(D).

Accordingly, references to the Offer Price and to the Expiration Date in the Offer to Purchase are hereby amended as follows:

References to the Offer Price are hereby amended to be references to “$28.00” in the following sections of the Offer to Purchase: cover page, “SUMMARY TERM SHEET,” “SPECIAL FACTORS” (“Merger; Dissenters’ Rights; Rule 13e-3”) and “INTRODUCTION”.

References to the Expiration Date are hereby amended to be references to “12:00 midnight, New York City Time, on Monday, July 14, 2008” in the following sections of the Offer to Purchase: cover page, “SUMMARY TERM SHEET,” “THE TENDER OFFER” – Section 1 (“Terms of the Offer”) and “THE TENDER OFFER” – Section 4 (“Withdrawal Rights”).

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The section of the Offer to Purchase entitled “THE TENDER OFFER” – Section 9 (“Source and Amount of Funds”), incorporated herein by reference, is hereby amended by deleting the first sentence of the first paragraph of this section and replacing it with the following:

“The total amount of funds required by Purchaser to complete the Offer and the Merger, refinance USANA’s existing debt, and pay related fees and expenses is estimated to be approximately $200 million.”

ITEM 11.	ADDITIONAL INFORMATION

The information incorporated by reference into Item 11 of the Schedule TO is amended by the following amendments to the Offer to Purchase:

The following is added to the end of the section entitled “SPECIAL FACTORS” (“Background of the Offer and the Merger”):

“On June 30, 2008, Gull Holdings and the Purchaser issued a press release announcing an increased Offer Price of $28.00 and the extension of the Expiration Date to 12:00 midnight, New York City Time, on Monday, July 14, 2008.”

The following is added to the end of the first paragraph of the section entitled “THE TENDER OFFER”–Section 12 (“Certain Legal Matters”):

“On June 24, 2008, following the commencement of the Offer, a civil complaint was filed in the Third Judicial District Court for Salt Lake County, Utah, by a shareholder, purportedly as a class action on behalf of the shareholders of USANA, concerning the Offer and naming USANA and the Offer Participants as defendants: Max J. Silberman vs. USANA Health Sciences, Inc., Unity Acquisition Corp., Gull-Unity Holding Corp., Gull Holdings, Ltd., Myron W. Wentz, Jacqueline R. Wentz, Bryan Wentz, Annette Wentz, David A. Wentz, Paul & Jane Meyer Family Foundation, Paul J. Meyer, Alice Jane Meyer, Centre Island Properties, Ltd., Waco Boys Club Foundation, Inc., L-K Marketing Group, LLC, Beagle Irrevocable Asset Trust, Case No. 080910691 (the “Silberman Complaint”). The Silberman Complaint alleges, among other things, that the defendants have breached fiduciary duties owed to shareholders in connection with the Offer, that the Offer has been made at an unfair price and pursuant to unfair terms, that USANA in its Schedule14D-9 and the Offer Participants undervalued the Shares, and that the Offer to Purchase omits certain disclosures and/or is misleading with respect to, among other things, the purpose of the Offer, valuation methodologies, past stock performance, prospects of USANA, and the procedures for consummating the Offer. The Silberman Complaint seeks, among other things, the declaration of a class action, an injunction against the Offer, the imposition of a voting trust upon the Shares of the Offer Participants, rescissory damages, monetary damages, and an award of fees and expenses.”

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“(a)(5)(D) Press Release issued by Gull Holdings, Ltd. and Unity Acquisition Corp. on June 30, 2008”

“(c)(2) Canaccord Adams Inc. Discussion Materials – Comparable Transaction Analysis Data”

Item 12 is additionally amended by re-filing Exhibit (b) in its entirety.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

ITEM 8.	FAIRNESS OF THE TRANSACTION

The section of the Offer to Purchase entitled “SPECIAL FACTORS” (“Position of Purchaser, Holdco and the Offer Participants Regarding the Fairness of the Offer and the Merger”), incorporated herein by reference, is hereby amended as follows:

The second to last paragraph in the subsection entitled “Position of Purchaser, Holdco and the Offer Participants” is deleted in its entirety and replaced with the following:

“The foregoing discussion of the information and factors considered by Purchaser, Holdco and the Offer Participants is not intended to be exhaustive, but includes all material factors considered. In view of the variety of factors considered in connection with their evaluation of the Offer and the Merger, the Offer Participants did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their determination. In particular, when evaluating the analyses provided by Canaccord Adams, the Offer Participants believe that all of such analyses, other than the multiples of EBITDA in the peer group and precedent acquisition analyses, support their conclusion that the Offer Price is fair to unaffiliated shareholders. In each of the peer group analysis and in the precedent acquisition analysis, the Offer Price was within the range of equity values implied as a multiple of revenue; the Average Premium Analysis supports the fairness of the Offer Price because the premium being paid is higher than those noted in the analysis; and the Summary of Analysts’ Ratings and Price Targets supports fairness because the Offer Price exceeds the median and stripped mean price targets of the covering analysts. Therefore, considering these factors as a whole and in the context of USANA’s financial position, and the belief of Purchaser, Holdco and the Offer Participants that individual shareholders are best able to determine for themselves whether to tender their Shares and obtain cash in the Offer, Purchaser, Holdco and the Offer Participants believe the Offer and the Merger are fair to the unaffiliated shareholders of USANA.”

The subsection entitled “Presentation by Financial Advisor” is amended by adding the following paragraph:

“Canaccord Adams’ Equity Research Department has published investment research on USANA for over two years, but Canaccord Adams has not otherwise had any material relationship with USANA or any of the Offer Participants during the past two years. Pursuant to an engagement letter executed in June 2007, Gull Holdings engaged Canaccord Adams as its financial advisor, and agreed to pay a fee for its services in the amount of $4.7 million, with $200,000 being paid on or around signing, $1.0 million being paid upon the announcement of the Offer, and the remainder being payable contingent upon the closing of the Offer. In addition, Gull Holdings has agreed to reimburse Canaccord Adams for reasonable out-of-pocket expenses incurred in connection with its performance of services pursuant to the engagement letter (which are estimated to be approximately $50,000). Gull Holdings has also agreed to indemnify Canaccord Adams and its affiliates, directors, officers, employees, agents and each person, if any, controlling Canaccord Adams or any of its affiliates against certain liabilities under the federal securities laws, arising out of its engagement.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2008
Date

GULL HOLDINGS, LTD.

/s/ Toby L. Marshall /s/ Mark J. Lewin
Signature

Mark J. Lewin and Toby L. Marshall, For and on behalf of Enmyn Limited Corporate Director
Name/Title

GULL-UNITY HOLDING CORP.

/s/ David A. Wentz
Signature

David A. Wentz, President
Name/Title

UNITY ACQUISITION CORP.

/s/ David A. Wentz
Signature

David A. Wentz, Vice President
Name/Title

MYRON W. WENTZ

/s/ Myron W. Wentz
Signature

DAVID A. WENTZ

/s/ David A. Wentz
Signature

JACQUELYN R. WENTZ

/s/ Jacquelyn R. Wentz
Signature

BRYAN WENTZ

/s/ Bryan Wentz
Signature

ANNETTE WENTZ

/s/ Annette Wentz
Signature

PAUL & JANE MEYER FAMILY FOUNDATION

/s/ William Terry Irwin
Signature

William Terry Irwin, Vice President
Name/Title

PAUL J. MEYER

/s/ Paul J. Meyer
Signature

ALICE JANE MEYER

/s/ Alice Jane Meyer
Signature

CENTRE ISLAND PROPERTIES, LTD.

/s/ Christopher Whorms
Signature

Christopher Whorms, Director
Name/Title

WACO BOYS CLUB FOUNDATION, INC.

/s/ Eugene R. Franklin
Signature

Eugene R. Franklin, Vice President
Name/Title

L-K MARKETING GROUP, LLC

/s/ Kevin Rhea
Signature

Kevin Rhea, President
Name/Title

BEAGLE IRREVOCABLE ASSET TRUST

/s/ Eugene R. Franklin
Signature

Eugene R. Franklin, Trustee
Name/Title

INDEX OF EXHIBITS

(a)(1)(A)	Offer to Purchase, dated June 2, 2008.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.*

(a)(1)(G)	Summary Newspaper Advertisement as published in the New York Times on June 2, 2008.*

(a)(1)(H)	Form of Letter to Participants in the USANA Health Sciences, Inc. 401(k) Plan and Instruction Form.*

(a)(5)(A)	Press Release issued by Gull Holdings, Ltd. on May 13, 2008, incorporated by reference to Exhibit A to the Schedule TO-C filed by the Offer Participants on May 13, 2008.

(a)(5)(B)	Press Release issued by Unity Acquisition Corp. on June 2, 2008.*

(a)(5)(C)	Press Release issued by Gull Holdings, Ltd. and Unity Acquisition Corp. on June 23, 2008.*

(a)(5)(D)	Press Release issued by Gull Holdings, Ltd. and Unity Acquisition Corp. on June 30, 2008.

(b)	Commitment Letter by and between Ableco Finance LLC and Gull Holdings, Ltd., dated May 13, 2008.

(c)(1)	Canaccord Adams Inc. Discussion Materials dated May 12, 2008.*

(c)(2)	Canaccord Adams Inc. Discussion Materials – Comparable Transaction Analysis Data.

(d)	Contribution Agreement dated May 13, 2008, by and among Gull-Unity Holding Corp., Unity Acquisition Corp., and certain other persons listed therein, incorporated by reference to Exhibit E to the Schedule 13D filed by the Offer Participants on May 23, 2008.

(f)	Part 13 of the Utah Revised Business Corporation Act, incorporated by reference to Exhibit A to the Offer to Purchase, dated June 2, 2008.

*	Previously filed